GRUPO
HERDEZ

SEC Mail
Mail Processing
Section

NOV 14 2008

Washington, DC
106

082-03818

November 12, 2008.

[redacted]

08005958

SEC:
100 F STREET
WASHINGTON D.C.
20549
ATTENTION: FILER SUPPORT
TELEPHONE #: 202-551-8090

SUPPL

Dear Sirs.:

Attached you will find a copy of Consolidated Financial Statement of Grupo Herdez, S.A.B. de C.V. corresponding to september 30, 2008 and 2007. This information was sent to the Mexican Stock Exchange too.

Please send a copy of this letter back sign or seal FAX NUMBER (55) 52 01 57 97 Mexico, city.

If you have any questions, please let me know.

PROCESSED
NOV 25 2008
THOMSON REUTERS

Regards,

P.A.

ERNESTO RAMOS ORTIZ.

11/21

Corporativo Cinco S. A. de C. V. Monte Pelvoux N° 215 Col. Lomas de Chapultepec,
Delegación Miguel Hidalgo C. P. 11000, México D. F. Tel.: 52 01 56 55

SEC Mail
Mail Processing
Section

NOV 14 2008

Washington, DC
106

COMISION NACIONAL BANCARIA Y DE VALORES
RECIBIDO
CPO1 29 OCT. 2008 E-002
DIR. GRAL. DE PROGRAMACION
PRESUPUESTO Y REC. MATERIALES
CORRESPONDENCIA Y ARCHIVO

237408

Octubre 28 de 2008.

GRUPO
HERDEZ.

Lic. Rafael Colado Ibarreche.
Supervisión en Jefe de Emisoras.
Dirección General de Supervisión de Mercados.
Comisión Nacional Bancaria y de Valores.
Insurgentes Sur 1971.
Torre Sur – Piso 7.
Conjunto Inmobiliario Plaza Inn.
Col. Guadalupe Inn C.P. 01020.
Delegación Álvaro Obregón.

De acuerdo al articulo 33, fracción II, de la nueva Circular de Emisoras de la Comisión Nacional Bancaria y de Valores:

“Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contenida en el presente reporte trimestral, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte trimestral o que el mismo contenga información que pudiera inducir a error a los inversionistas”.

La información financiera a que se hace referencia corresponde a las cifras del 3er. trimestre de 2008 de Grupo Herdez, S.A.B. de C.V., la cual ya fue enviada vía EMISNET a la Bolsa Mexicana de Valores, S.A. de C.V. y difundida al público inversionista.

Lic. Héctor Hernández Pons T.
Presidente y Director General.

C.P. Ernesto Ramos Ortiz.
Director Ejecutivo de Administración y Prácticas Corporativas.
(Responsable del Área Jurídica)

c.c.p. C.P. Roberto Córdova Tamariz.
Subdirección de Administración de Valores.
Bolsa Mexicana de Valores, S.A. de C.V.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **03** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

TO SEPTIEMBRE 30 OF 2008 AND 2007 **CONSOLIDATED**

(Mexican Pesos) **Final Printing**

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**5,198,179**	**100**	**4,606,980**	**100**
s02	**CURRENT ASSETS**	**2,689,597**	**52**	**2,248,445**	**49**
s03	CASH AND SHORT-TERM INVESTMENTS	266,405	5	104,540	2
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	581,746	11	801,124	17
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	767,683	15	209,282	5
s06	INVENTORIES	1,120,866	22	1,109,994	24
s07	OTHER CURRENT ASSETS	-47,103	0	23,505	1
s08	**LONG-TERM**	**121,936**	**2**	**89,547**	**2**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	121,936	2	89,547	2
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**1,448,935**	**28**	**1,920,332**	**42**
s13	LAND AND BUILDINGS	975,209	19	993,601	22
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,370,722	26	1,706,994	37
s15	OTHER EQUIPMENT	668,933	13	449,674	10
s16	ACCUMULATED DEPRECIATION	1,663,036	32	1,340,262	29
s17	CONSTRUCTION IN PROGRESS	97,107	2	110,325	2
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**913,137**	**18**	**330,657**	**7**
s19	**OTHER ASSETS**	**24,574**	**0**	**17,999**	**0**
s20	**TOTAL LIABILITIES**	**2,313,093**	**100**	**1,940,711**	**100**
s21	**CURRENT LIABILITIES**	**1,333,320**	**58**	**1,174,223**	**61**
s22	SUPPLIERS	582,870	25	443,855	23
s23	BANK LOANS	519,700	22	422,391	22
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	97,683	4	132,297	7
s26	OTHER CURRENT LIABILITIES WITHOUT COST	133,067	6	175,680	9
s27	**LONG-TERM LIABILITIES**	**893,011**	**39**	**599,936**	**31**
s28	BANK LOANS	758,751	33	599,936	31
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	134,260	6	0	0
s31	**DEFERRED LIABILITIES**	**0**	**0**	**0**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**86,762**	**4**	**166,552**	**9**
s33	**CONSOLIDATED STOCKHOLDERS EQUITY**	**2,885,086**	**100**	**2,666,269**	**100**
s34	**MINORITY INTEREST**	**631,406**	**22**	**701,719**	**26**
s35	**MAJORITY INTEREST**	**2,253,680**	**78**	**1,964,550**	**74**
s36	**CONTRIBUTED CAPITAL**	**1,182,857**	**41**	**1,182,578**	**44**
s79	CAPITAL STOCK	961,898	33	961,619	36
s39	PREMIUM ON ISSUANCE OF SHARES	220,959	8	220,959	8
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**1,070,823**	**37**	**781,972**	**29**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	1,089,512	38	781,972	29
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	-18,689	0	0	0
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **03** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**266,405**	**100**	**104,540**	**100**
s46	CASH	0	0	0	0
s47	SHORT-TERM INVESTMENTS	266,405	100	104,540	100
s07	**OTHER CURRENT ASSETS**	**-47,103**	**100**	**23,505**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	-69,414	147	20,369	87
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	22,311	-47	3,136	13
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**913,137**	**100**	**330,657**	**100**
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	380,611	42	94,813	29
s51	OTHER	532,526	58	235,844	71
s19	**OTHER ASSETS**	**24,574**	**100**	**17,999**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	24,574	100	17,999	100
s21	**CURRENT LIABILITIES**	**1,333,320**	**100**	**1,174,223**	**100**
s52	FOREIGN CURRENCY LIABILITIES	144,950	11	92,699	8
s53	MEXICAN PESOS LIABILITIES	1,188,370	89	1,081,524	92
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**133,067**	**100**	**175,680**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	5,173	4	8,050	5
s68	PROVISIONS	85,232	64	48,907	28
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	42,662	32	118,723	68
s105	BENEFITS TO EMPLOYEES	0	0	0	0
s27	**LONG-TERM LIABILITIES**	**893,011**	**100**	**599,936**	**100**
s59	FOREIGN CURRENCY LIABILITIES	0	0	36,951	6
s60	MEXICAN PESOS LIABILITIES	893,011	100	562,985	94
s31	**DEFERRED LIABILITIES**	**0**	**100**	**0**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**86,762**	**100**	**166,552**	**100**
s66	DEFERRED TAXES	71,727	83	139,411	84
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	15,035	17	27,141	16
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	**CAPITAL STOCK**	**961,898**	**100**	**961,619**	**100**
s37	CAPITAL STOCK (NOMINAL)	428,632	45	428,468	45
s38	RESTATEMENT OF CAPITAL STOCK	533,266	55	533,151	55

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **03** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**1,089,512**	**100**	**781,972**	**100**
s93	LEGAL RESERVE	141,862	13	130,499	17
s43	RESERVE FOR REPURCHASE OF SHARES	229,490	21	226,991	29
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	245,055	22	199,702	26
s45	NET INCOME FOR THE YEAR	473,105	43	224,780	29
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**-18,689**	**100**	**0**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	6,300	-34	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-24,989	134	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **03** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	1,356,277	1,074,222
s73	PENSIONS AND SENIORITY PREMIUMS	68,201	65,978
s74	EXECUTIVES (*)	10	16
s75	EMPLOYEES (*)	1,550	2,560
s76	WORKERS (*)	1,762	2,317
s77	OUTSTANDING SHARES (*)	428,359,663	428,195,363
s78	REPURCHASED SHARES (*)	3,640,337	3,804,637
s101	RESTRICTED CASH	111,919	21,113
s102	DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **03** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO SEPTIEMBRE 30 OF 2008 AND 2007

(Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**5,043,293**	**100**	**4,606,920**	**100**
r02	COST OF SALES	3,266,188	65	2,889,115	63
r03	**GROSS PROFIT**	**1,777,105**	**35**	**1,717,805**	**37**
r04	GENERAL EXPENSES	1,131,104	22	1,090,398	24
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**646,001**	**13**	**627,407**	**14**
r08	OTHER INCOME AND (EXPENSE), NET	164,758	3	-6,204	0
r06	COMPREHENSIVE FINANCING RESULT	-78,068	-2	-69,073	-1
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	25,489	1	11,912	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**758,180**	**15**	**564,042**	**12**
r10	INCOME TAXES	141,061	3	136,580	3
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**617,119**	**12**	**427,462**	**9**
r14	DISCONTINUED OPERATIONS	0	0	-47,792	-1
r18	**NET CONSOLIDATED INCOME**	**617,119**	**12**	**379,670**	**8**
r19	NET INCOME OF MINORITY INTEREST	144,014	3	154,890	3
r20	**NET INCOME OF MAJORITY INTEREST**	**473,105**	**9**	**224,780**	**5**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: **03** YEAR: **2008**

STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**5,043,293**	**100**	**4,606,920**	**100**
r21	DOMESTIC	4,498,725	89	4,283,369	93
r22	FOREIGN	544,568	11	323,551	7
r23	TRANSLATED INTO DOLLARS (***)	52,426	1	29,460	1
r08	**OTHER INCOME AND (EXPENSE), NET**	**164,758**	**100**	**-6,204**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	170,354	103	3,556	-57
r34	EMPLOYEES PROFIT SHARING EXPENSES	5,596	3	9,760	-157
r35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**-78,068**	**100**	**-69,073**	**100**
r24	INTEREST EXPENSE	109,089	-140	88,652	-128
r42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	24,322	-31	4,970	-7
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	6,699	-9	2,006	-3
r28	RESULT FROM MONETARY POSITION	0	0	12,603	-18
r10	**INCOME TAXES**	**141,061**	**100**	**136,580**	**100**
r32	INCOME TAX	154,360	109	162,597	119
r33	DEFERRED INCOME TAX	-13,299	-9	-26,017	-19

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **03** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	5,773,130	5,832,714
r37	TAX RESULT FOR THE YEAR	551,286	580,702
r38	NET SALES (**)	6,953,499	6,433,989
r39	OPERATING INCOME (**)	903,678	920,223
r40	NET INCOME OF MAJORITY INTEREST (**)	553,452	324,520
r41	NET CONSOLIDATED INCOME (**)	754,354	550,737
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	83,710	94,544

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **03** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

FROM JULY1 TO SEPTEMBER 30 OF 2008

(Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**1,772,557**	**100**	**1,646,774**	**100**
rt02	COST OF SALES	1,149,908	65	1,063,237	65
rt03	**GROSS PROFIT**	**622,649**	**35**	**583,537**	**35**
rt04	GENERAL EXPENSES	397,740	22	390,030	24
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**224,909**	**13**	**193,507**	**12**
rt08	OTHER INCOME AND (EXPENSE), NET	-8,163	0	13,330	1
rt06	COMPREHENSIVE FINANCING RESULT	-24,773	-1	-18,650	-1
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	10,822	1	4,995	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**202,795**	**11**	**193,182**	**12**
rt10	INCOME TAXES	50,920	3	48,623	3
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**151,875**	**9**	**144,559**	**9**
rt14	DISCONTINUED OPERATIONS	0	0	-47,793	-3
rt18	**NET CONSOLIDATED INCOME**	**151,875**	**9**	**96,766**	**6**
rt19	NET INCOME OF MINORITY INTEREST	51,532	3	49,742	3
rt20	**NET INCOME OF MAJORITY INTEREST**	**100,343**	**6**	**47,024**	**3**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **03** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**1,772,557**	**100**	**1,646,774**	**100**
rt21	DOMESTIC	1,571,432	89	1,563,088	95
rt22	FOREIGN	201,125	11	83,686	5
rt23	TRANSLATED INTO DOLLARS (***)	19,888	1	11,678	1
rt08	**OTHER INCOME AND (EXPENSE), NET**	**-8,163**	**100**	**13,330**	**100**
rt49	OTHER INCOME AND (EXPENSE), NET	-6,775	83	16,742	126
rt34	EMPLOYEES PROFIT SHARING EXPENSES	1,388	-17	3,412	26
rt35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**-24,773**	**100**	**-18,650**	**100**
rt24	INTEREST EXPENSE	39,615	-160	29,601	-159
rt42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	8,786	-35	1,010	-5
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	6,056	-24	-52	0
rt28	RESULT FROM MONETARY POSITION	0	0	9,993	-54
rt10	**INCOME TAXES**	**50,920**	**100**	**48,623**	**100**
rt32	INCOME TAX	64,219	126	74,640	154
rt33	DEFERRED INCOME TAX	-13,299	-26	-26,017	-54

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **03** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	39,093	29,790

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: 03 YEAR: 2008

GRUPO HERDEZ, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO SEPTIEMBRE 30 OF 2008 AND 2007

(Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	**CONSOLIDATED NET INCOME**	**617,119**	**379,669**
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	-147,264	110,241
c03	**RESOURCES FROM NET INCOME FOR THE YEAR**	**469,855**	**489,910**
c04	RESOURCES PROVIDED OR USED IN OPERATION	-332,233	-63,311
c05	**RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES**	**137,622**	**426,599**
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	371,606	-127,327
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	-324,179	-216,964
c08	**RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES**	**47,427**	**-344,291**
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**-44,368**	**-51,008**
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	140,681	31,300
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	125,724	73,240
c12	**CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD**	**266,405**	**104,540**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: 03 YEAR: 2008

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**-147,264**	**110,241**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	83,710	94,543
c41	+ (-) OTHER ITEMS	-230,974	15,698
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**-332,233**	**-63,311**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-353,021	184,695
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	-283,234	-307,116
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-34,549	101,988
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	196,690	-1,643
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	141,881	-41,235
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**371,606**	**-127,327**
c23	+ BANK FINANCING	371,606	88,622
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	-215,949
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**-324,179**	**-216,964**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	-324,179	-218,367
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	1,403
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**-44,368**	**-51,008**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	-22,500	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	8,541	-30,500
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	-30,409	-20,508
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **03** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V. **STATE OF CASH FLOW (INDIRECT METHOD)**

Final Printing

MAIN CONCEPTS

(Mexican Pesos) **CONSOLIDATED**

REF F	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	758,180	564,042
e02	+ (-)ITEMS NOT REQUIRING CASH	0	0
e03	+ (-)ITEMS RELATED TO INVESTING ACTIVITIES	-152,831	54,751
e04	+ (-)ITEMS RELATED TO FINANCING ACTIVITIES	109,089	128,352
e05	**CASH FLOW BEFORE INCOME TAX**	714,438	747,145
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-496,971	-217,437
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	217,467	529,708
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-26,894	-44,817
e09	**FINANCING ACTIVITIES**	190,573	484,891
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	-49,892	-453,592
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	140,681	31,299
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	125,724	73,241
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	266,405	104,540

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **03** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V. **STATE OF CASH FLOW (INDIRECT METHOD)**

Final Printing

DESGLOSE DE MAIN CONCEPTS

(Mexican Pesos) **CONSOLIDATED**

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
e02	**+ (-)ITEMS NOT REQUIRING CASH**	0	0
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+ (-)OTHER UNREALIZED ITEMS	0	0
e03	**+ (-)ITEMS RELATED TO INVESTING ACTIVITIES**	-152,831	54,751
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	83,710	94,543
e19	(-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	5,456	139
e20	+IMPAIRMENT LOSS	0	0
e21	(-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-25,489	-11,911
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	-24,322	-7,836
e24	(-)+ OTHER ITEMS	-192,186	-20,184
e04	**+ (-)ITEMS RELATED TO FINANCING ACTIVITIES**	109,089	128,352
e25	+ACCRUED INTEREST	109,089	128,352
e26	+ (-) OTHER ITEMS	0	0
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-496,971	-217,437
e27	+ (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-351,628	186,201
e28	+ (-)DECREASE (INCREASE) IN INVENTORIES	-283,234	-307,116
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-34,549	101,988
e30	+ (-)INCREASE (DECREASE) IN SUPPLIERS	196,690	-1,643
e31	+ (-)INCREASE (DECREASE) IN OTHER LIABILITIES	136,475	-60,287
e32	+ (-) INCOME TAXES PAID OR RETURNED	-160,725	-136,580
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-26,894	-44,817
e33	-PERMANENT INVESTMENT IN SHARES	-22,500	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	-INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-67,824	-33,427
e36	+SALE OF PROPERTY, PLANT AND EQUIPMENT	40,499	2,787
e37	-INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+DISPOSITION OF INTANGIBLE ASSETS	0	-20,508
e39	-OTHER PERMANENT INVESTMENTS	0	0
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+INTEREST RECEIVED	22,931	6,331
e43	+ (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-)OTHER ITEMS	0	0
e10	**NET CASH FROM FINANCING ACTIVITIES**	-49,892	-453,592
e45	+BANK FINANCING	371,606	88,622
e46	+STOCK MARKET FINANCING	0	0
e47	+OTHER FINANCING	0	0
e48	(-)BANK FINANCING AMORTIZATION	0	-215,949
e49	(-)STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-)OTHER FINANCING AMORTIZATION	0	0
e51	+ (-)INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-)DIVIDENDS PAID	-324,179	-218,367
e53	+PREMIUM ON ISSUANCE OF SHARES	0	1,403
e54	+CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	-INTEREST EXPENSE	-97,319	-109,301
e56	-REPURCHASE OF SHARES	0	0
e57	+ (-)OTHER ITEMS	0	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **03** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	1.29		$	0.76	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0		$	0	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	1.89		$	1.42	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	-.60		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	5.26		$	4.59	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.50		$	0.25	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0	shares
d11	MARKET PRICE TO CARRYING VALUE		2.66	times		3.24	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		10.84	times		19.62	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0	times		0	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **03** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

RATIOS **CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	12.24	%	8.24	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS EQUITY (**)	26.15	%	20.66	%
p03	NET INCOME TO TOTAL ASSETS (**)	14.51	%	11.95	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0	%	0	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	0.00	%	3.32	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.34	times	1.40	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIPMENT (NET) (**)	4.80	times	3.35	times
p08	INVENTORIES TURNOVER (**)	4.50	times	3.91	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	27	days	41	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	44.50	%	42.13	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS EQUITY	0.80	times	0.73	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	6.27	%	6.68	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	61.63	%	31.24	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	5.92	times	7.08	times
p16	NET SALES TO TOTAL LIABILITIES (**)	3.01	times	3.32	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.02	times	1.91	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.18	times	0.97	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.16	times	1.16	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	19.98	%	8.90	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

Octubre 28, 2008.

Estimados señores,

Durante el tercer trimestre del año, las ventas netas totalizaron $1,772.6 millones, lo que significó un incremento de 7.6% derivado en gran medida de la entrada en vigor de una efectiva política de precios a mitad del trimestre.

Gracias a la incorporación de Herdez Del Fuerte sobresalen los incrementos en salsas caseras, salsa cátsup, mayonesas, café y atún. Asimismo, las ventas en el exterior alcanzaron $201.1 millones de pesos, es decir, 140.3% más que en el mismo periodo del año anterior.

Durante el tercer trimestre del año, el costo como proporción a ventas aumentó 0.30 puntos porcentuales, manteniéndose presionado por los aumentos en los precios de materias primas como atún, aceites vegetales y empaques. Estos incrementos fueron parcialmente compensados por las sinergias logradas en abasto en Herdez Del Fuerte.

Asimismo, los gastos de operación del trimestre representaron 22.4% de las ventas, es decir, una reducción de 1.30 puntos porcentuales viéndose también favorecidos por el logro de sinergias en operaciones y distribución.

Un mayor apalancamiento operativo y la reducción en gastos, generaron un importante crecimiento de 16.3% en la utilidad de operación del trimestre, al pasar de $193.5 millones en el 3T07 a $225.0 millones en el 3T08, lo que representó un margen de operación de 12.7%, es decir, 0.90 puntos porcentuales más que en el mismo periodo del año anterior.

El flujo de operación UAFIDA creció 18.2% al pasar de $233.3 millones en el 3T07 a $264.0 millones durante el 3T08, alcanzando un margen de 14.9% sobre ventas.

El costo integral de financiamiento en el tercer trimestre de 2008 aumentó a $24.8 millones en comparación con $18.7 millones en el mismo periodo del año anterior, derivado principalmente de una posición monetaria menos favorable por la aplicación de la contabilidad no inflacionaria de acuerdo con la NIF B-10.

Por su parte, la utilidad neta mayoritaria alcanzó $100.4 millones, aumentando 113.6% durante el tercer trimestre del año, mientras el margen neto se expandió 2.8 puntos porcentuales al pasar de 2.9% en el 3T07 a 5.7% en el 3T08. Lo anterior reflejó el registro dentro de "otros gastos (productos)" de las partidas relacionadas con la integración de Herdez Del Fuerte, así como la ganancia neta no recurrente en venta de acciones producto de esta sociedad.

La deuda bancaria neta del Grupo al cierre de septiembre de 2008 ascendió a $1,012.1 millones de pesos, es decir, $94.3 millones más que en el mismo periodo del año anterior. Esto corresponde a 0.35 veces la deuda neta bancaria respecto al capital contable.

De los créditos bancarios contratados, el 59.4% tienen vencimientos a largo plazo y el 97.1% están denominados en moneda nacional. Finalmente, el 97.4% de dicha deuda está contratada a tasas variables.

Hector Hernández Pons Torres.
Presidente y Director General.

NOTA 1. ESTRUCTURA DE LA COMPAÑIA.

CON FECHA 27 DE OCTUBRE DE 2006, MEDIANTE ASAMBLEA GENERAL EXTRAORDINARIA, LOS ACCIONISTAS DECIDIERON MODIFICAR LA RAZON SOCIAL DE LA COMPAÑIA DE GRUPO HERDEZ, S.A. DE C.V. A GRUPO HERDEZ, S.A.B. DE C.V. AGREGANDO EN CUMPLIMIENTO CON LOS LINEAMIENTOS DE LA NUEVA LEY DE MERCADO DE VALORES PUBLICADA EL 30 DE DICIEMBRE DE 2005, LA ABREVIATURA "B" PARA INDICAR QUE SE TRATA DE UNA SOCIEDAD ANONIMA BURSATIL.

POR ACUERDO DE ACCIONISTAS CELEBRADO EL 21 DE DICIEMBRE DE 2007, LA COMPAÑIA CONTRIBUYO DIVERSAS SUBSIDIARIAS QUE CONFORMABAN ESENCIALMENTE EL NEGOCIO DE MARCAS PROPIAS DE GRUPO HERDEZ, S.A.B. DE C.V. Y SUBSIDIARIAS A UN NEGOCIO CONJUNTO DENOMINADO HERDEZ DEL FUERTE, S.A. DE C.V. (HDF), DETENTANDO UN CONTROL COMPARTIDO CON GRUPO KUO, S.A.B. DE C.V., QUIEN APORTO SU LINEA DE ALIMENTOS ENVASADOS.
ESTE NEGOCIO INICIO OPERACIONES EFECTIVAMENTE EL 1o. DE ENERO DE 2008, COMPLETANDO LAS APORTACIONES DE NEGOCIOS DE AMBOS SOCIOS Y RESULTANDO EN UN 50% DE PARTICIPACION POR PARTE DE LA COMPAÑIA.

A PARTIR DE ESA FECHA, HDF SE INCLUYE EN LA INFORMACION FINANCIERA CONSOLIDADA DE LA COMPAÑIA SIGUIENDO EL METODO DE CONSOLIDACION PROPORCIONAL, SEGUN LA NORMA INTERNACIONAL DE CONTABILIDAD 31 (NIC 31), QUE ES DE APLICACION SUPLETORIA PARA LAS NORMAS DE INFORMACION FINANCIERA MEXICANAS.

LAS PRINCIPALES ACTIVIDADES DE GRUPO HERDEZ SON:

A) PROMOVER, CONSTITUIR, ORGANIZAR, EXPLOTAR Y TOMAR PARTICIPACIÓN EN EL CAPITAL Y PATRIMONIO DE TODO GENERO DE SOCIEDADES O ASOCIACIONES MERCANTILES O CIVILES, O DE CUALQUIER OTRA INDOLE, TANTO NACIONALES COMO EXTRANJERAS, ASÍ COMO PARTICIPAR EN SU ADMINISTRACION O LIQUIDACION.

B) LA ADQUISICION, ENAJENACION Y EN GENERAL LA NEGOCIACION DE TODO TIPO DE ACCIONES,PARTES SOCIALES Y DE CUALQUIER OTRO TITULO O VALOR PERMITIDO POR LA LEY, SIN QUE EN NINGÚN CASO REALICE ACTOS DE INTERMEDIACION EN EL MERCADO DE VALORES.

GRUPO HERDEZ TIENE PARTICIPACIÓN EN LA TENENCIA ACCIONARIA DE LAS SIGUIENTES EMPRESAS:

HERMARCAS, S.A. DE C.V.	100%
HERPORT, S.A. DE C.V.	50%
YAVAROS INDUSTRIAL, S.A. DE C.V.	100%
HORMEL ALIMENTOS, S.A. DE C.V.	50%
MC CORMICK DE MEXICO, S.A. DE C.V.	50%
BARILLA MEXICO, S.A. DE C.V.	50%
HERDEZ EUROPA	97%
SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.	100%
ARPONS, S.A. DE C.V.	100%
ALIMENTOS HP, S.A. DE C.V.	100%
COMERCIAL DE FINANZAS NETESA, S.A. DE C.V.	100%
QUICOLOR DE MÉXICO, S.A. DE C.V.	100%
INMOBILIARIA ENNA, S.A. DE C.V.	100%
PROMOTORA HERCAL, S.A. DE C.V.	100%
HERDEZ DEL FUERTE, S.A. DE C.V.	50%

LOS ESTADOS FINANCIEROS CONSOLIDADOS QUE SE ACOMPAÑAN HAN SIDO PREPARADOS, Y CUMPLEN CABALMENTE, PARA LOGRAR UNA PRESENTACIÓN RAZONABLE, CON LAS NORMAS DE INFORMACION FINANCIERA (NIF) MEXICANAS.

LOS ESTADOS FINANCIEROS CONSOLIDADOS FUERON AUTORIZADOS PARA SU EMISIÓN EL 28 DE OCTUBRE DE 2008 POR EL LIC. HÉCTOR HERNÁNDEZ PONS TORRES Y EL C.P. ERNESTO RAMOS ORTIZ.

NOTA 2. POLITICAS DE CONTABILIDAD MAS IMPORTANTES.

A) LAS CIFRAS DE LOS ESTADOS FINANCIEROS SE EXPRESAN EN MILES DE PESOS NOMINALES PARA EL PERIODO ENERO-SEPTIEMBRE DE 2008 Y EN PESOS DE PODER ADQUISITIVO DEL 31 DE DICIEMBRE DE 2007 PARA EL PERIODO ENERO-SEPTIEMBRE DE 2007.

B) TODOS LOS SALDOS Y OPERACIONES IMPORTANTES ENTRE LAS COMPAÑIAS SE ELIMINAN EN LA CONSOLIDACION. ADEMÁS, EN LOS ESTADOS FINANCIEROS INDIVIDUALES DE GRUPHER AL 30 DE SEPTIEMBRE DE 2008 Y DE 2007, LA INVERSION EN SUBSIDIARIAS (ELIMINADA EN CONSOLIDACION CONTRA LA INVERSION DE LOS ACCIONISTAS DE LAS SUBSIDIARIAS) SE VALUA POR EL METODO DE PARTICIPACION. LA CONSOLIDACION SE EFECTUO CON BASE EN LOS ESTADOS FINANCIEROS DE LAS SUBSIDIARIAS.

C) GRUPO HERDEZ Y SUBSIDIARIAS ADOPTARON LAS DISPOSICIONES DEL BOLETIN B-7 - ADQUISICIONES DE NEGOCIOS- LAS CUALES ESTABLECEN, ENTRE OTRAS COSAS, EL METODO DE COMPRA COMO REGLA UNICA DE VALUACION PARA LA ADQUISICION DE NEGOCIOS Y MODIFICA EL TRATAMIENTO CONTABLE DEL CREDITO MERCANTIL, ELIMINANDO SU AMORTIZACION Y SUJETANDOLO A REGLAS DE DETERIORO DE FORMA ANUAL.

D) LAS INVERSIONES A PLAZO MENOR DE UN AÑO SE EXPRESAN AL COSTO, EL CUAL ES SEMEJANTE A SU VALOR DE MERCADO.

E) LOS INVENTARIOS SE ENCUENTRAN EXPRESADOS AL COSTO DE LA ÚLTIMA COMPRA O PRODUCCION, LOS CUALES NO EXCEDEN AL VALOR DE MERCADO. EL COSTO DE VENTAS SE DETERMINO POR EL METODO DE ULTIMAS ENTRADAS PRIMERAS - SALIDAS.

F) LOS INMUEBLES, MAQUINARIA Y EQUIPO SE EXPRESAN A SU VALOR ACTUALIZADO, DETERMINADO MEDIANTE LA APLICACION A SU COSTO DE ADQUISICION DE FACTORES DERIVADOS DEL INDICE NACIONAL DE PRECIOS AL CONSUMIDOR (INPC), DICHA ACTUALIZACION SE LIMITA HASTA EL VALOR DE MERCADO.
LA DEPRECIACION SE CALCULA POR EL METODO DE LINEA RECTA CON BASE EN LAS VIDAS UTILES DE LOS ACTIVOS ESTIMADAS POR LA ADMINISTRACION DE LA COMPAÑIA, TANTO SOBRE EL COSTO DE ADQUISICION, COMO SOBRE LOS INCREMENTOS POR ACTUALIZACION.
EL VALOR DE ESTOS ACTIVOS ESTÁ SUJETO A UNA EVALUACIÓN ANUAL DE DETERIORO.

G) LOS ACTIVOS DE LARGA DURACION, TANGIBLES E INTANGIBLES (INCLUYENDO EL CREDITO MERCANTIL) SON SUJETOS A UN ESTUDIO ANUAL PARA DETERMINAR SU VALOR DE USO Y DEFINIR SI EXISTE O NO DETERIORO.
AL 30 DE SEPTIEMBRE DE 2008 NO EXISTIERON CARGOS O CREDITOS POR ESTE CONCEPTO.

H) LOS ACTIVOS INTANGIBLES SE RECONOCEN EN EL BALANCE GENERAL SIEMPRE Y CUANDO ESTOS SEAN IDENTIFICABLES, PROPORCIONEN BENEFICIOS ECONOMICOS FUTUROS Y SE TENGA CONTROL SOBRE DICHOS BENEFICIOS. LOS ACTIVOS INTANGIBLES CON VIDA UTIL INDEFINIDA NO SE AMORTIZAN Y LOS ACTIVOS INTANGIBLES CON VIDA DEFINIDA SE AMORTIZAN SISTEMATICAMENTE, CON BASE EN LA MEJOR ESTIMACION DE US VIDA UTIL DETERMINADA DE ACUERDO CON LA EXPECTATIVA DE LOS BENEFICIOS ECONOMICOS FUTUROS. EL VALOR DE ESTOS ACTIVOS ESTA SUJETO A UNA EVALUACION ANUAL DE
DETERIORO.

I) LOS PASIVOS A CARGO DE LA COMPAÑÍA Y LAS PROVISIONES DE PASIVO RECONOCIDAS EN EL

BALANCE GENERAL, REPRESENTAN OBLIGACIONES PRESENTES EN LAS QUE ES PROBABLE LA SALIDA DE RECURSOS ECONÓMICOS PARA LIQUIDAR LA OBLIGACIÓN. ESTAS PROVISIONES SE HAN REGISTRADO CONTABLEMENTE, BAJO LA MEJOR ESTIMACIÓN RAZONABLE EFECTUADA POR LA ADMINISTRACIÓN PARA LIQUIDAR LA OBLIGACIÓN PRESENTE; SIN EMBARGO, LOS RESULTADOS REALES PODRÍAN DIFERIR DE LAS PROVISIONES RECONOCIDAS.

J) EL IMPUESTO SOBRE LA RENTA (ISR) SE RECONOCE DE ACUERDO AL MÉTODO DE ACTIVOS Y PASIVOS CON ENFOQUE INTEGRAL. BAJO ESTE MÉTODO SE RECONOCE EN PRINCIPIO, UN ISR DIFERIDO PARA TODAS LAS DIFERENCIAS ENTRE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS.

K) LAS PRIMAS DE ANTIGÜEDAD QUE LOS TRABAJADORES TIENEN DERECHO A PERCIBIR AL TERMINAR LA RELACIÓN LABORAL DESPUÉS DE 12 AÑOS DE SERVICIOS DE ACUERDO CON EL CONTRATO COLECTIVO DE TRABAJO, SE RECONOCEN COMO COSTO DE LOS AÑOS EN QUE SE PRESTAN LOS SERVICIOS CORRESPONDIENTES, A TRAVÉS DE APORTACIONES A UN FONDO EN FIDEICOMISO IRREVOCABLE, CON BASE EN ESTUDIOS ACTUARIALES.

L)A PARTIR DEL 1o. DE ENERO DE 2008, LA COMPAÑIA MODIFICO LA CLASIFICACION EN EL ESTADO DE RESULTADOS DE ALGUNOS CONCEPTOS QUE SE PRESENTABAN DENTRO DEL RENGLON DE GASTOS DE OPERACION Y CON ESTE CAMBIO SE PRESENTAN DENTRO DEL COSTO DE VENTA O COMO REDUCCION A LAS VENTAS. ESTE CAMBIO ATIENDE A LAS NECESIDADES DE HOMOLOGACION CON LOS DISTINTOS SOCIOS EN LOS NEGOCIOS CONJUNTOS EN DONDE PARTICIPA LA COMPAÑIA. EL ESTADO DE RESULTADOS POR EL PERIODO DE ENERO A SEPTIEMBRE DE 2007 QUE SE PRESENTA PARA FINES COMPARATIVOS, INCLUYE LA RECLASIFICACION DE ESTOS CONCEPTOS.

M)GRUPO HERDEZ S.A.B. DE C.V. INFORMA QUE TOMANDO EN CUENTA LOS EVENTOS RECIENTES OCURRIDOS EN LOS MERCADOS FINANCIEROS A NIVEL MUNDIAL, LA COMPAÑÍA CONSIDERA OPORTUNO INFORMAR AL PUBLICO INVERSIONISTA QUE UTILIZA INSTRUMENTOS FINANCIEROS DERIVADOS SOBRE TIPO DE CAMBIO Y MATERIAS PRIMAS EXCLUSIVAMENTE COMO COBERTURA, CON LA UNICA FINALIDAD DE ADMINISTRAR EL RIESGO DE VARIACION EN LOS PRECIOS INTERNACIONALES DE LAS PRINCIPALES MATERIAS PRIMAS DEL GRUPO.
EL VALOR RAZONABLE DE MERCADO (MARK-TO-MARKET) DE LOS INSTRUMENTOS FINANCIEROS DERIVADOS AL 30 DE SEPTIEMBRE DE 2008, MUESTRA UNA MINUSVALIA DE APROXIMADAMENTE $69.0 MILLONES DE PESOS, REPRESENTANDO MENOS DEL 1% DE LAS VENTAS ANUALES. ESTA VALUACION SE PRESENTA DENTRO DE LA CUENTA DE UTILIDAD INTEGRAL EN EL CAPITAL CONTABLE, DE ACUERDO CON LA NIF C-10 "INSTRUMENTOS FINANCIEROS DERIVADOS Y OPERACIONES DE COBERTURA".

NOTA 3. INMUEBLES, PLANTA Y EQUIPO.

CONCEPTO	CTO DE ADQUIS	DEPREC ACUMULADA	REVALUAC	DEPREC POR REVAL	VALOR EN LIBROS
INMUEBLES	378,451	135,827	376,640	217,413	401,851
MAQUINARIA	706,410	356,040	664,311	507,617	507,064
EQ. DE TRANSP	33,046	21,145	22,986	19,934	14,953
EQ. DE OFICINA	37,573	20,961	24,240	21,122	19,730
EQ. DE COMPUTO	58,668	45,205	16,277	14,256	15,484
EQ. DE PESCA	165,535	65,609	305,698	236,743	168,881
OTROS	3,960	976	950	188	3,746
Total Depr	1,383,643	645,763	1,411,102	1,017,273	1,131,709
Activos No Depr					
TERRENOS	77,403		142,715		220,118
CONST PROC	97,107				97,107

Total No Depr 174,510 142,715 317,225

TOTAL 1,558,153 645,763 1,553,817 1,017,273 1,448,934

NOTA 4. PASIVO CONTINGENTE.
LAS PRIMAS DE ANTIGÜEDAD QUE LOS TRABAJADORES TIENEN DERECHO A PERCIBIR AL TERMINAR LA RELACIÓN LABORAL DESPUÉS DE 12 AÑOS DE SERVICIO DE ACUERDO CON EL CONTRATO COLECTIVO DE TRABAJO, SE RECONOCEN COMO COSTO DE LOS AÑOS EN QUE SE PRESTAN LOS SERVICIOS CORRESPONDIENTES, A TRAVÉS DE APORTACIONES A UN FONDO EN FIDEICOMISO IRREVOCABLE, CON BASE EN ESTUDIOS ACTUARIALES.
EL PASIVO DE TRANSICIÓN SE ESTÁ AMORTIZANDO SOBRE LA VIDA LABORAL PROMEDIO REMANENTE DE LOS TRABAJADORES QUE SE ESPERA RECIBAN LOS BENEFICIOS DEL PLAN APROXIMADAMENTE EN 16 AÑOS.
LOS DEMÁS PAGOS BASADOS EN ANTIGÜEDAD A QUE PUEDEN TENER DERECHO LOS TRABAJADORES EN CASO DE SEPARACIÓN O MUERTE, DE ACUERDO CON LA LEY FEDERAL DEL TRABAJO, SE LLEVAN A RESULTADOS EN EL AÑO EN QUE SE VUELVEN EXIGIBLES.

NOTA 5. CAPITAL CONTABLE.
EL CAPITAL CONTABLE SE INTEGRA COMO SIGUE:

Concepto	Total
Capital Social	961,898
Prima en venta de acciones	220,959
Reserva Legal	141,861
Resultados acumulados	245,055
Rva. p/adquis de accs propias	229,489
Efecto acumulado por conversión	(18,689)
Resultado de ejericicio	473,105
Total	2,253,678

NOTA 6. RESERVA PARA RECOMPRA DE ACCIONES.
DURANTE 2008 LA COMPAÑÍA COLOCÓ 6,000 ACCIONES A UN PRECIO PROMEDIO POR ACCION DE $15.80 Y LLEVÓ A CABO LA RECOMPRA DE 20,100 ACCIONES A UN PRECIO PROMEDIO DE $14.50.

NOTA 7. RESULTADO INTEGRAL DE FINANCIAMIENTO.

	2008	2007
CONSOLIDADO		
INTERESES PAGADOS	109,089	88,652
PERDIDA (UTILIDAD) EN CAMBIOS	(6,699)	(2,006)
INTERESES GANADOS	24,322	4,970
RESULTADO POR POSICION MONETARIA		(12,603)
TOTAL	78,068	69,073

NOTA 8. IMPUESTOS DIFERIDOS.
EL RESULTADO FISCAL DIFIERE DEL RESULTADO CONTABLE DEBIDO A LAS DIFERENCIAS DE CARÁCTER TEMPORAL Y PERMANENTE, ÉSTAS ÚLTIMAS ORIGINADAS BÁSICAMENTE POR EL RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACIÓN SOBRE DIFERENTES BASES Y A LOS GASTOS NO DEDUCIBLES.

LOS EFECTOS ACUMULADOS AL 30 DE SEPTIEMBRE FUERON:
EN RESULTADOS: EN LA PROVISIÓN DE IMPUESTOS (13,299)
EN EL PASIVO: EN IMPUESTOS DIFERIDOS 71,727

NOTA 9. RESULTADOS NETOS MENSUALES (HISTÓRICO Y ACTUALIZADO)

	MENSUAL	ACUMULADO	FACTOR	MENSUAL	ACUMULADO
Oct-07	33,347	33,347	1.0112	33,720	33,720
Nov-07	43,162	76,509	1.0041	43,339	77,059
Dic-07	2,529	79,038	1.0000	2,529	79,588
Ene-08	221,958	300,996	1.0000	221,958	301,546
Feb-08	30,786	331,782	1.0000	30,786	332,332
Mar-08	26,561	358,343	1.0000	26,561	358,893
Abr-08	30,991	389,334	1.0000	30,991	389,884
May-08	31,722	421,056	1.0000	31,722	421,606
Jun-08	40,667	461,723	1.0000	40,667	462,273
Jul-08	24,247	485,790	1.0000	24,247	486,520
Ago-08	32,348	518,318	1.0000	32,348	518,868
Sep-08	34,584	552,902	1.0000	34,584	553,452

AL 30 DE SEPTIEMBRE DEL 2008, LA COMPAÑÍA TENÍA LOS SIGUIENTES ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA:

	DOLARES	OTRAS MONEDAS	TOTAL
ACTIVO	11,674	2,555	14,229
PASIVO	13,269	28	13,297
POSICION NETA	(1,595)	2,527	932

AL 30 DE SEPTIEMBRE DEL 2008 Y 2007, LA COMPAÑÍA TENÍA LOS SIGUIENTES ACTIVOS Y PASIVOS NO MONETARIOS DE ORIGEN EXTRANJERO:

	2008	2007
INVENTARIOS	14,366	4,353
MAQUINARIA Y EQUIPO	85,671	119,963
TOTAL	100,037	124,316

EL TIPO DE CAMBIO PESO DÓLAR FUE DE 10.9397 Y 10.9203 AL 30 DE SEPTIEMBRE DE 2008 Y 2007 RESPECTIVAMENTE.

NOTA 10. INFORMACIÓN POR SEGMENTOS DE NEGOCIO Y GEOGRÁFICA.
LA ADMINISTRACIÓN DEL GRUPO GENERA EN FORMA INTERNA UN CONJUNTO DE INFORMACIÓN FINANCIERA QUE SIRVE DE BASE PARA LA EVALUACIÓN Y TOMA DE SUS DECISIONES, POR LO CUAL A CONTINUACIÓN SE MUESTRA LA INFORMACIÓN POR SEGMENTO GEOGRÁFICO.

	México	EUA	Total
VENTAS NETAS	4,498,725	544,568	5,043,293
UTILIDAD (PÉRDIDA) DE OPER	576,247	69,754	646,001
UTILIDAD NETA	422,020	51,085	473,105
DEPRECIACIÓN Y AMORTIZACIÓN	74,671	9,039	83,710
EBITDA	650,918	78,793	729,711
ACTIVOS TOTALES	4,636,887	561,292	5,198,179
PASIVOS TOTALES	2,063,327	249,765	2,313,092

LA INFORMACIÓN POR SEGMENTOS DE NEGOCIO ES LA MISMA YA QUE EL SECTOR QUE SE MANEJA ES ÚNICAMENTE EL DE PRODUCTOS ALIMENTICIOS PARA EL CONSUMO HUMANO.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
Alimentos HP, S.A. de C.V.	Arrendamiento de inmuebles	6,000	100.00
Barilla México, S.A. de C.V.	Producción y distribución de pastas alim	117,748,096	50.00
Comercial de Finanzas Netesa, S.A. de C.V.	Arrendamiento de inmuebles	35,153,858	100.00
Hermarcas, S.A. de C.V.	Uso, explotación y adquisición de marcas	25,459,860	100.00
Hormel Alimentos, S.A. de C.V.	Importación de productos alimenticios	1,000,000	50.00
Inmobiliaria Enna, S.A. de C.V.	Arrendamiento de inmuebles	3,234,382	100.00
McCormick de México, S.A. de C.V.	Producción de alimentos envasados	450,000,000	50.00
Promotora Hercal, S.A. de C.V.	Arrendamiento de inmuebles	961,000	100.00
Quicolor de México, S.A. de C.V.	Arrendamiento de inmuebles	6,989,288	100.00
Sociedad de D.A. HP, S.A. de C.V.	Producción agropecuaria, forestal	4,550,000	100.00
Yavaros Industrial, S.A. de C.V.	Captura de especies marinas	33,281,111	100.00
Herport, S.A. de C.V.	Sociedad naviera	25	50.00
Herdez Del Fuerte, S.A. de C.V.	Tenedora de empresas productoras	2,300,050	50.00

MEXICAN STOCK EXCHANGE

EXCHANGE CODE: **HERDEZ** QUARTER: **03** YEAR: **2008**

HERDEZ, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Mexican Pesos)

CONSOLIDATED

Final Printing

TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
RADE																
AL BANKS																
OMER	NOT APPLIED	20/12/2005	30/09/2009	9.70	0	18,889	0	0	0	0						
OMER	NOT APPLIED	20/12/2005	30/06/2010	9.7	0	0	14,167	0	0	0						
OMER	NOT APPLIED	28/09/2007	30/09/2009	9.29	0	33,333	0	0	0	0						
OMER	NOT APPLIED	28/09/2007	27/09/2010	9.29	0	0	33,334	0	0	0						
OMER	NOT APPLIED	14/11/2006	30/09/2009	9.39	0	25,000	0	0	0	0						
OMER	NOT APPLIED	14/11/2006	30/11/2010	9.39	0	0	0	31,250	0	0						
OMER	NOT APPLIED	27/05/2008	25/11/2008	9.17	0	100,000	0	0	0	0						
OMER	NOT APPLIED	24/06/2008	03/12/2008	9.25	0	20,000	0	0	0	0						
	NOT APPLIED	04/03/2008	28/10/2008	9.51	0	25,000	0	0	0	0						
	NOT APPLIED	16/06/2008	03/12/2008	9.65	0	120,000	0	0	0	0						
	NOT APPLIED	15/01/2008	17/12/2010	9.57	0	0	0	220,000	0	0						
	NOT APPLIED	18/12/2007	17/12/2010	9.57	0	0	0	460,000	0	0						
	NOT APPLIED	28/05/2008	25/11/2008	9.65	0	40,000	0	0	0	0						
R	NOT APPLIED	24/06/2008	03/12/2008	9.24	0	100,000	0	0	0	0						
	NOT APPLIED		31/12/2008		0	0	0	0	0	0						
	YES	01/08/2005	31/12/2008	3.25							0	37,478	0	0	0	0
	NOT										0	0	0	0	0	0
	NOT										0	0	0	0	0	0
IKS					0	482,222	47,501	711,250	0	0	0	37,478	0	0	0	0

MEXICAN STOCK EXCHANGE

EXCHANGE CODE: **HERDEZ** QUARTER: **03** YEAR: **2008**

HERDEZ, S.A.B. DE C.V.

CREDITS BREAK DOWN

CONSOLIDATED

(Mexican Pesos)

Final Printing

IT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
STOCK MARKET																
D STOCK EXCHANGE																
D																
VATE PLACEMENTS																
D																
TOTAL BANKS					0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

EXCHANGE CODE: **HERDEZ**

QUARTER: **03** YEAR: **2008**

HERDEZ, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Mexican Pesos)

CONSOLIDATED

Final Printing

T TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
SUPPLIERS																
	NOT APPLIED				0	514,420	0	0	0	0						
	NOT										0	68,450	0	0	0	0
OTAL SUPPLIERS					0	514,420	0	0	0	0	0	68,450	0	0	0	0
OANS WITH COST (S103 Y S30)																
RPORATIVSA	NOT APPLIED				0	0	134,260	0	0	0						
	NOT										0	0	0	0	0	0
TOTAL					0	0	134,260	0	0	0	0	0	0	0	0	0
CURRENT LIABILITIES THOUT COST (S26)																
	NOT APPLIED				0	94,045										
SIVOS											0	39,022				
TOTAL					0	94,045	0	0	0	0	0	39,022	0	0	0	0
TOTAL					0	1,090,687	181,761	711,250	0	0	0	144,950	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **03** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	**11,674**	**127,710**	**2,555**	**27,951**	**155,661**
LIABILITIES POSITION	**13,269**	**144,643**	**28**	**306**	**144,949**
SHORT-TERM LIABILITIES POSITION	13,269	144,643	28	306	144,949
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**-1,595**	**-16,933**	**2,527**	**27,645**	**10,712**

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA LA RELACIÓN PESO DÓLAR ES DE $10.9397

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **03** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
TOTAL					0

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **03** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
Planta México	Fabr Mayonesas, Mostazas, Mermeladas y	16,145	81.00
Planta SLP El Duque	Fabr Mayonesas, Mostazas, Tés	10,070	65.00
Planta SLP Industrias	Fab Moles, Salsas, Frutas, Jugos	11,949	57.00
Planta SLP Barilla	Fabr de Pastas	11,406	96.00
Planta Chiapas	Enlatado de Atún	1,716	85.00
Centro de Distribución México	Distribución de productos del Grupo	15,911	68.00
Centro de Distribución Chihuah	Distribución de productos del Grupo	2,132	69.00
Centro de Distribución SLP	Distribución de productos del Grupo	36,078	51.00
Centro de Distribución Guadal	Distribución de productos del Grupo	7,990	25.00
Centro de Distribución Mérida	Distribución de productos del Grupo	3,129	58.00
Centro de Distribución Tijuana	Distribución de productos del Grupo	2,858	63.00
Centro de Distribución Monterr	Distribución de productos del Grupo	4,321	56.00
Centro de Distribución Puebla	Distribución de productos del Grupo	7,460	51.00
Centro de Distribución Tepo	Distribución de productos del Grupo	9,717	38.00
Mochis (Santa Rosa)	Producción de tomate	9,240	55.00
Mochis (La Corona)	Vegetales, salsas	6,660	44.00
Revolución	Vegetales y salsas en envase Tetra	3,270	16.00
Mazatlán	Atún	1,875	76.00
Oaxaca	Café	2,016	80.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **03** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
Frasco	Compañía Vidriera, Crisa Libbe			0
Aceite de Soya	Cargill de México, Ragasa Indu			0
Semolina	Harinera Seis Hermanos, Munsa			0
Lomo de Atún	Unicord Public, ISA Value			0
Etiqueta	Litoplas			0
Yema de Huevo	Alimentos de la Granja, Avibel			0
Cartón	Artigraf			0
Bobina	Tetrapak			0
Chiles Jalapeños	Producc propia y mercado libre			0
Tomate fresco	Producc propia y mercado libre			0
Envases de cartón	Tetrapak			0
Latas	Envases de Sinaloa			0
Aceite de maíz	CP Ingredientes			0
Azúcar	Cargill, Compañía Panamericana			0
Maíz dulce	Aguilares, SPR			0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **03** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
Salsas y Aderezos	13,153	2,495,162	0	Herdez, Doña María,	Walmart, Comercial M
Jugos, Frutas y Post	2,224	338,283	0	Herdez, Doña María,	Walmart, Comercial M
Vegetales	6,552	604,817	0	Herdez, Del Fuerte,	Walmart, Comercial M
Carnes y Mariscos	1,345	434,657	0	Herdez, Nair,	Walmart, Comercial M
Pastas y Salsas para	7,745	579,096	0	Barilla, Yemina, Ves	Walmart, Comercial M
Varios	119	46,710	0		
FOREIGN SALES					
Salsas y Aderezos	3,565	544,568	0	Herdez, Doña María,	
	0	0	0		
	0	0	0		
	0	0	0		
TOTAL		5,043,293			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **03** YEAR: **2008**

GRUPO HERDEZ, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
Salsas y Aderezos	2,249	343,443	EU, Canadá, CentroAm	Herdez, Doña María,	
FOREIGN SUBSIDIARIES					

TOTAL	343,443	

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A.B. DE C.V.

QUARTER: **03** YEAR: **2008**

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
	0	0	43,200,000	385,159,663	278,091,872	150,267,791	43,227	385,405
TOTAL			43,200,000	385,159,663	278,091,872	150,267,791	43,227	385,405

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 428,359,663

NOTES

GRUPO
HERDEZ

October 29, 2008.

Dear Board Members:

Over the past few months, we have witnessed unprecedented events and extreme volatility in global financial markets which, unfortunately, will translate into greater economic deterioration on a global basis.

However, it is important to mention that unlike other periods of economic slowdown, Mexico is better prepared, and in particular Grupo Herdez, which participates in a more defensive industry, is also better prepared to confront the obstacles mentioned.

Net sales of the Company during the third quarter of 2008 rose 7.6% totaling $1,772.6 million, standing out an effective pricing policy which came into force in the middle of the quarter.

The operating income for the quarter rose 16.2%, from $193.5 to $225.0 million. This result was favored by the operational synergies resulting from the Herdez Del Fuerte integration, which have partially mitigated the adverse effects of higher production costs.

Likewise, operating cash flow EBITDA rose from $223.3 to $254.6 million, an increase of 14.0% with a slight expansion of 80 basis points in the margin.

Net income totaled $100.4 million, increasing more than double with respect to the income registered in the same period of the prior year, which includes a charge for discontinued operations.

With regards to the cumulative results as of September 30, 2008, net sales registered an increase of 9.5%, breaking the barrier of five billion pesos.

The pressure on manufacturing costs was partially offset through the positive impact on the Group's results due to the creation of Herdez Del Fuerte, obtaining a 3.0% and 2.4% increase in the operating income and EBITDA, respectively.

As in the third quarter, cumulative majority net income doubled, rising from $224.8 to $473.1 million, figure which includes non-recurring gains in Herdez Del Fuerte's operations.

Bank-debt less available cash-on-hand totaled $1,012.1 million, $71 million less than the balance at June 30, 2008.

As of September 30, 2008, 97% of the bank-debt was denominated in local currency, while the short-term tranche represented 41% of total interest-bearing liabilities, and available credit lines were approximately an additional third of total bank-debt.

Our biggest challenge for the months to come will be to maintain the good sales performance that we have achieved so far, and continue increasing our service level with clients.

Additionally, we will take steps to reduce our working capital, accelerate to the extent possible the attainment of synergies in Herdez Del Fuerte, optimize costs and expenses as well as prioritize CAPEX investments for the following months.

Sincerely,

Héctor Hernández-Pons Torres
President and CEO

END